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Holland & Knight LLP | www.hklaw.com

Tammy Knight

954 468 7939

tammy.knight@hklaw.com

April 23, 2014

Via E-mail and EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Michael R. Clampitt

Re:	SWK Holdings Corporation (“SWK”)
Registration Statement on Form S-1
Filed February 13, 2014
File No. 333-193942 (the “Registration Statement”)

Dear Mr. Clampitt:

On behalf of SWK, we hereby respond to the Staff's comment letter, dated March 11, 2014. SWK’s responses to the comments are set forth below.

General

1.     Please revise to update the financial statements through the period ended December 31, 2013 as required Rule 8-08(b) of Regulation S-X.

Response to Comment 1

In response to the Staff’s comment, the financial statements contained in the Registration Statement have been updated through the period ended December 31, 2013.

Cover Page

2.     The registration statement contains a number of blanks for information such as the number of shares being offered, the price per share, the subscription ratio and the capitalization table. Please revise to include any missing information in your next amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

April 23, 2014

Response to Comment 2

In response to the Staff’s comment, the requested revisions have been made on the cover page and throughout the Registration Statement.

Questions and Answers Relating to the Rights Offering

Can the board of directors terminate or extend the rights offering, page 7

3.     Please explain the Standby Purchaser’s obligations in the event that the board terminates the rights offering. Specifically, please explain whether the Standby Purchaser will purchase the unexercised rights. We note that the board chairman is employed by Carlson Capital. Please clarify Mr. Weinberg’s involvement in any potential decisions regarding the termination of the rights offering.

Response to Comment 3

The terms of the rights offering were determined by the Board of Directors upon the recommendation of a special committee of the Board of Directors, which includes SWK board members Mr. Clifford, Mr. Margolis and Mr. Nemelka; Mr. Weinberg will not be involved in future decisions regarding the termination of the rights offering.

In response to the Staff’s comment, the requested revisions have been made on page 7 of the Registration Statement.

What effects will the rights offering have on our outstanding common stock, page 8?

4.     Please revise to provide the dilution amount if the offering is fully subscribed. Please make corresponding changes to the discussion of dilution in the Risk Factors. In addition, please revise your disclosure throughout the registration statement to include this information where applicable.

Response to Comment 4

In response to the Staff’s comment, the requested revisions have been made on pages 8 and 15 of the Registration Statement.

Prospectus Summary

Our Business, page 11

5.     Please expand your disclosure regarding the nature of your business. Provide further explanation of the businesses conducted by life science companies and the products that they produce. In addition, please expand your disclosure to explain why you believe that the sub-$50 million transaction size is underserved.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

April 23, 2014

Response to Comment 5

In response to the Staff’s comment, the requested revisions have been made on page 11 of the Registration Statement.

6.     We note that you are engaged in the business of providing investment advisory services to institutional clients. Please revise to identify the operating company under which you conduct such services.

Response to Comment 6

In response to the Staff’s comment, the requested revision has been made on page 11 of the Registration Statement.

Risk Factors

7.     We note your disclosure on page 4 that your stockholder rights agreement prohibits ownership by stockholders that exceeds 4.9%, but that this subscription limitation does not apply to the Standby Purchaser and its affiliates. Please add a section in Risk Factors explaining that certain restrictions that apply to stockholders in general do not apply to the Standby Purchaser.

Response to Comment 7

In response to the Staff’s comment, the requested revisions have been made on page 17 of the Registration Statement.

The Standby Purchaser may be able to significantly increase its proportional ownership interest in the Company, page 15

8.     We note your disclosure that if the Standby Purchaser acquires a position in excess of 33% of your outstanding common stock, the board will have voting control over the portion of shares in excess of 33%. Please clarify Mr. Weinberg’s involvement in any voting control over the excess shares.

Response to Comment 8

Mr. Weinberg will have no involvement in determining how any shares in excess of 33% are voted. The Voting Agreement between SWK and the Standby Purchaser governs how any shares in excess of the 33% threshold are voted. For a period of two years after the Standby Purchaser acquires any excess shares, the Standby Purchaser will (1) appear at any meeting of stockholders and shall appear or otherwise cause any excess shares to be counted as present thereat for purposes of calculating a quorum and (2) vote, in person or by proxy, on any matter properly brought before the stockholders of SWK for vote, any excess shares in the same proportion of “for” and “against” votes as the stockholders of SWK vote their shares on such matter (after excluding the votes of the Standby Purchaser and any of its affiliates). The Standby Purchaser has granted SWK an irrevocable proxy to effectuate the foregoing.

In response to the Staff’s comment, the requested revision has been made on page 15 of the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

April 23, 2014

Significant Sales …., page 16

9.     With regard to the Registration Rights Agreement (Exhibit 10.12), revise to disclose the current number of unrestricted shares and the number that may be freely tradable in the next 12 months. Also, disclose the details of the Registration Rights Agreement.

Response to Comment 9

SWK has not filed a registration statement in connection with the Registration Rights Agreement.

In response to the Staff’s comment, the requested revisions have been made on page 16 of the Registration Statement.

We are dependent upon our key management personnel for our future success, page 18

10.     We note your disclosure on page 42 that the company has three full-time and one part-time employee. Revise this section to more clearly state that the company has very few employees.

Response to Comment 10

In response to the Staff’s comment, the requested revision has been made on page 19 of the Registration Statement.

If we were deemed an investment company under the Investment Company Act ..., page 24

11.     We note that you do not intend to register as an investment company. Noting the amount of investments in unconsolidated entities listed on your balance sheet, please describe in detail to the staff how you concluded that you are not an investment company under the Investment Company Act of 1940.

Response to Comment 11

SWK is not subject to investment company registration in reliance on one of the following two Investment Company Act provisions, Section 3(a)(1)(C) or Section 3(c)(6).

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

April 23, 2014

Under Section 3(a)(1)(C), an issuer does not fall within the definition of investment company if it is not engaged and does not propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and does not own or propose to acquire investment securities having a value exceeding 40 percent of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. For purposes of this “40% Test,” the term investment securities does not include U.S. government securities or securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. SWK can rely on Section 3(a)(1)(C), because its interests in its three majority-owned subsidiaries (none of which is an investment company, as discussed below, and none of which rely on Section 3(c)(1) or Section 3(c)(7)) do not constitute investment securities. As a result, none of SWK’s assets (exclusive of U.S. government securities and cash items), on an unconsolidated basis, are comprised of investment securities.

SWK’s majority-owned subsidiaries include SWK Funding LLC (“Funding”), SWK Advisors LLC (“Advisors”), and SWK HP Holdings GP LLC (“GP”). Funding is not subject to investment company registration, because it relies on Section 3(c)(5)(A) of the Investment Company Act. Section 3(c)(5)(A), as interpreted by the SEC staff, requires an issuer to hold at least 55% of its total assets in “notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services” (“Qualifying Assets”). In a no-action letter, dated August 13, 2010, to Royalty Pharma, the SEC staff provided an interpretation that royalty interests that entitle an issuer to collect royalty receivables that are directly based on the sales price of specific biopharmaceutical products that use intellectual property covered by specific license agreements are Qualifying Assets for purposes of Section 3(c)(5)(A). Funding relies on the Royalty Pharma no-action letter for the position that at least 55% of its assets are comprised of royalty interests that are Qualifying Assets. As of the end of the last calendar quarter, Funding’s royalty interests that are Qualifying Assets constituted approximately 87% of its total assets (exclusive of U.S. government securities and cash items).

Advisors is not subject to registration as an investment company because it is an investment advisory business that relies on the 40% Test, as less than 40% of its total assets (exclusive of U.S. government securities and cash items) are comprised of investment securities. Finally, GP is not subject to registration as an investment company, because it is engaged in a management business and relies on the 40% Test, as less than 40% of its total assets (exclusive of U.S. government securities and cash items) are comprised of investment securities.

As an alternative to Section 3(a)(1)(C), SWK also can rely on Section 3(c)(6). To rely on Section 3(c)(6), based on SEC staff interpretations, an issuer must invest, either directly or through majority-owned subsidiaries, at least 55% of its assets in, as relevant here, businesses relying on Section 3(c)(5)(A). Because the value of Funding, which relies on Section 3(c)(5)(A), constitutes approximately 76% of the value of SWK's total assets (exclusive of U.S. government securities and cash items), SWK can rely on Section 3(c)(6).

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

April 23, 2014

Use of Proceeds, page 26

12.     Please provide more information with respect to your disclosure that you intend to use net proceeds to “fund additional financing transactions.” In this regard, clarify that you have no plans, arrangements, and/or understandings to make any specific financing or investment transactions at this time or so describe any such transactions.

Response to Comment 12

In response to the Staff’s comment, the requested revisions have been made on page 26 of the Registration Statement.

13.     We note your disclosure that you require additional capital to grow your specialty finance business. Please clarify whether you require additional capital beyond the $12.1 million that you expect to raise in this offering. If this offering will leave you undercapitalized for purposes of growing your business, add a discussion in Risk Factors.

Response to Comment 13

In response to the Staff’s comment, the requested revisions have been made on pages 19 and 26 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Execution of New Strategy, page 45

14.     Please revise this section in its entirety to provide additional information regarding your investments. For example, for the PBS Capital Management purchase, provide specific information regarding the revenues produced, the earn-out payments expected and received, and the material terms of the transaction, including any priority or secondary rights in receiving payments. In addition, provide comparable information for each of the transactions disclosed.

Response to Comment 14

In response to the Staff’s comment, the requested revisions have been made beginning on page 45 of the Registration Statement.

15.     Where you participate in transactions alongside other investors, please provide more information regarding the relationship with the other investors, including how the transactions were initiated, previous relationships with the other investors and the allocation of revenues.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

April 23, 2014

Response to Comment 15

In response to the Staff’s comment, the requested revisions have been made beginning on page 46 of the Registration Statement.

Executive Officers, page 57

16.     Revise to disclose Messrs. Black and Jacobson’s ages.

Response to Comment 16

In response to the Staff’s comment, the requested revisions have been made on page 58 of the Registration Statement.

Executive Compensation and Related Information, page 58

17.     Please file the agreement regarding Mr. Jacobson’s employment with the company and Pine Hill as an exhibit to the registration statement, or please tell us why you are not required to do so.

Response to Comment 17

Mr. Jacobson does not have an employment agreement with SWK. SWK has contracted with Pine Hill for Mr. Jacobson’s services. The agreements with Pine Hill for Mr. Jacobson’s services were filed as Exhibits 10.17 and 10.18 to the Registration Statement.

In response to the Staff’s comment, the requested revisions have been made on page 60 of the Registration Statement.

Bonus, page 58

18.     Please include the bonus awards for 2013 in your next amendment.

Response to Comment 18

In response to the Staff’s comment, the requested revisions have been made on page 59 of the Registration Statement.

Principal Stockholders, page 60

19.     Revise the table to include the shares excluded in footnotes (1) and (6) or explain in the note why they are excluded. In addition, revise each footnote, as applicable, to include the vesting price range and exercise price(s).

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

April 23, 2014

Response to Comment 19

In response to the Staff’s comment, the requested revisions have been made on pages 62-63 of the Registration Statement.

20.     Please revise the table to show the number of shares that each of the beneficial owners will hold as a result of the rights offering and the percentage of outstanding shares that they will hold.

Response to Comment 20

In response to the Staff’s comment, the requested revisions have been made on page 62 of the Registration Statement.

Certain Relationship and Related Party Transactions, page 61

21.     Please explain how you concluded that the client contracts from PBS Capital Management, and the earn out payments produced, are not required to be disclosed in this section pursuant to Item 404 of Regulation S-K. We note your disclosure on page 45 that your CEO and Managing Director control PBS.

Response to Comment 21

In response to the Staff’s comment, the requested revisions have been made on page 63 of the Registration Statement.

22.     Please explain how you concluded that you were not required to file the credit facility with the Standby Purchaser as an exhibit to the Registration Statement.

Response to Comment 22

The credit facility was filed as Exhibit 10.9 to the Registration Statement.

Legal Matters, page 69

23.     Please provide the location of the party to pass upon the shares.

Response to Comment 23

In response to the Staff’s comment, the requested revisions have been made on page 72 of the Registration Statement.

Notes to the Unaudited Condensed Consolidated Financial Statements

24.     In the registration statement as currently filed, the financial statements have been placed after the back cover page, and are therefore not included in the prospectus. Please ensure that the financial statements are included before Part II in your amended registration statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

April 23, 2014

Response to Comment 24

In response to the Staff’s comment, the requested revisions have been made to the Registration Statement.

Note 3. Marketable Securities, page F-13

25.     Please revise to disclose the interest rate and the issuer of the Senior Secured Notes. Please also tell us how much of the secured note you expect to be collateralized by royalty and milestone payments.

Response to Comment 25

The interest has rate has been disclosed on page F-18 of the Registration Statement. Pursuant to the terms of a confidentiality agreement between SWK and the issuer of the Senior Secured Notes, SWK is not permitted to disclose the identity of the issuer of the Senior Secured Notes. Further, SWK does not believe the Note Purchase Agreement, pursuant to which the Senior Secured Notes were issued, is material to SWK.

Exhibits

26.     Revise to file the agreements with the subscription and information agents.

Response to Comment 26

The subscription agreement and information agent agreement have been filed as Exhibits 10.20 and 10.19, respectively, to the Registration Statement.

Please direct any questions or comments regarding this letter or the Registration Statement to me at 954-468-7939.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Tammy Knight

Tammy Knight

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